Exhibit 99.1

Brüush Announces Commencement of Litigation against Former Director and Officer

VANCOUVER, BC / February 14, 2025 / Bruush Oral Care Inc. (OTC Markets: BRSHF) (the "Company") today announces it has filed a Notice of Civil Claim (the "Claim") in the Supreme Court of British Columbia against Aneil Singh Manhas, a former director and officer of the Company, and other related parties. The Claim alleges fraud and breach of fiduciary duty arising from the wrongful misappropriation of the Company's funds between November 2022 and May 2024 in an amount exceeding CAD $18,000,000.

SAFE HARBOR FORWARD-LOOKING STATEMENTS

This press release of Bruush Oral Care Inc. contains "forward-looking statements". Words such as "may", "will", "could", "should", "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" and other comparable terminology are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the Claim and relief sought pursuant to the Claim and its future intentions in respect of same. Forward-looking statements are not historical facts, and are based upon management's current expectations, beliefs and projections, many of which, by their nature are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there could be no assurance that management's expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements, including delays or the inability of the Company to obtain any necessary consents, approvals or authorizations required or the timing and possible outcome of any pending or filed litigation, including with respect to the Claim. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking statements except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.